EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For Year Ended December 31,
	2014(1)	2013(1)	2012(1)	2011(1)	2010(1)
Earnings:
Income before income taxes	$114,193	$61,313	$23,175	$136,422	$12,195
Fixed charges	90,973	47,895	23,659	15,190	6,936
Amortization of capitalized interest	367	—	—	—	—
Capitalized interest	(3,042)	—	—	—	—
Net loss (income) attributable to noncontrolling interest	(32)	(267)	(104)	146	8

Total earnings	$202,459	$108,941	$46,730	$151,758	$19,139

Fixed Charges:
Interest expense	$79,455	$39,598	$19,661	$12,601	$4,805
Capitalized interest	3,042	—	—	—	—
Amortization of investment premium	—	—	194	606	907
Amortization of deferred financing costs	4,227	6,013	2,706	1,392	897
Amortization of senior note discount	1,921	504	—	—	—
Estimate of the interest within rental expense (33.33%)	2,328	1,780	1,098	591	327

Total fixed charges	87,321	47,895	23,659	15,190	6,936

Ratio of earnings to fixed charges	2.2x	2.3x	2.0x	10.0x	2.8x

(1)	Amounts have been retrospectively revised to give effect to common control acquisitions that the Partnership has consummated since its initial public offering in December 2011.

For the purpose of computing the ratio of earnings to fixed charges, the term “earnings” is the amount resulting from adding and subtracting the following items (as applicable to the registrant). Add the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized; (b) preference security dividend requirements of consolidated subsidiaries; and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.

The term “fixed charges” means the sum of the following (as applicable to the registrant): (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.